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VIA EDGAR AND HAND DELIVERY

Sonia Gupta Barros, Esq.

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             PGA Holdings, Inc.
Draft Registration Statement on Form S-1
Submitted February 12, 2015
CIK No. 0001633142

Dear Ms. Barros:

We are in receipt of the Staff’s letter dated March 13, 2015 with respect to the above-referenced confidential draft Registration Statement on Form S-1 (the “Initial Confidential Registration Statement”). We are responding to the Staff’s comments on behalf of PGA Holdings, Inc. (the “Company”) as set forth below.  Simultaneously with the transmission of this letter, the Company is confidentially submitting via EDGAR an amendment to the Initial Confidential Registration Statement (as amended, the “Registration Statement”), responding to the Staff’s comments and updating the Initial Confidential Registration Statement.  Courtesy copies of this letter and the Registration Statement (marked to show changes thereto) are being submitted to the Staff by hand delivery.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter.  All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement.  For ease of reference, we have set forth the Staff’s comments and the Company’s response with respect to each item below.

General

1.                                      We note that you plan to effect a corporate reorganization prior to the consummation of this offering in which you will issue common stock to the equity holders of PG Holdco. Please provide us your analysis as to the exemption from registration under the Securities Act you intend to rely on to complete the reorganization. Please also address in your analysis why any concurrent private placements should not be integrated into the public offering. Please see Securities Act Release No. 33-8828 (Aug. 10, 2007) for guidance.

Company’s Response:  The Company respectfully advises the Staff that it has revised its disclosure relating to the reorganization on page 8 of the Registration Statement.  After the effectiveness of the Registration Statement and prior to the closing of the offering, PG Holdco will be liquidated and its sole asset, the shares of the Company’s common stock, will be distributed to its equity holders based on their relative rights under the LLC Agreement.  The Company’s revised disclosure clarifies the steps to be taken in connection with the reorganization and that the Company will not be issuing shares of its common stock to the equity holders of PG Holdco.  The Company has also re-titled the “Reorganization” to the “Distribution” throughout the Registration Statement.

The Company respectfully submits to the Staff that the liquidating distribution by PG Holdco to its equity holders will not constitute a “sale” of securities within the meaning of Section 2(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”) and, consequently, no registration under the Securities Act is required to consummate the liquidating distribution.

The term “sale” is defined under Section 2(a)(3) of the Securities Act as a disposition for “value”. The liquidating distribution of the Company’s shares held by PG Holdco to its equity holders based on their relative rights under the LLC Agreement does not constitute a disposition of securities for “value”.  In order to remove an unnecessary layer of organizational structure, it is proposed that PG Holdco be liquidated and that the shares of common stock of the Company held by PG Holdco be distributed to PG Holdco’s equity holders. The distribution by PG Holdco of its sole asset, the Company’s common stock, to its equity holders based on their relative rights under the LLC Agreement will be followed immediately by the dissolution of PG Holdco.  As a result, PG Holdco’s equity holders will merely receive in the liquidation that which they already indirectly own — the assets of PG Holdco — and neither PG Holdco nor the Company will receive any “value” in the proposed distribution.

The Company believes there is no meaningful change in the nature or amount of the securities that equity holders of PG Holdco have invested, because the proposed distribution merely changes the form of ownership of the shares from indirect to direct after the distribution. Equity holders of PG Holdco will collectively and directly own the same percentage in the Company as PG Holdco would have after giving effect to the distribution and the initial public offering.

In addition, the nature of the economic interest of the equity holders of PG Holdco will be the same after the distribution as it was before. PG Holdco’s current equity holders are already the economic owners of the shares of the Company currently held through PG Holdco. Where there is continuity of beneficial ownership of the same issuer’s securities, there also is no new investment decision and no need for registration.

Therefore, the Company believes the distribution will not involve a “sale” within the meaning of Section 2(a)(3) of the Securities Act.

We believe this conclusion is consistent with the analysis in the following Staff no-action letters:

•                  Triad Guaranty, Inc., August 2005. Distribution of shares of Triad Guaranty Inc. (“Triad”) to shareholders of Collateral Investment Corp. (“CIC”), Triad’s parent company, on a pro rata basis, which would be followed by a liquidation of CIC, does not involve a “sale” within the meaning of Section 2(a)(3) of the Securities Act.  Where there is no disposition for value, as in the case of a liquidating distribution to shareholders who merely receive in liquidation that which they already own as part of the reorganization and the distributing entity receives no value in making the distribution, no “sale” will be found.

•                  Jaymark, Inc., July 2000. With respect to a liquidating distribution of Jaymark Inc.’s (“Jaymark”) principal assets, approximately 62% of the shares of JNI Corporation, to Jaymark’s shareholders on a pro rata basis, no offer or sale is involved when a reorganizing transaction involves no meaningful change in the nature or amount of the securities in which the shareholders have invested. These conclusions are based on the facts that where there is no meaningful change in the underlying beneficial ownership of securities, no new investment decision, and no meaningful change in those bearing the economic risk of the securities, there is no essential “value” element for finding a sale.

2.                                      In addition, please include disclosure of any recent sales of unregistered securities in Part II as required by Form S-1. We note that you also expect to grant shares of your common stock subject to restricted stock units in connection with the Reorganization.

Company’s Response:  The Company respectfully advises the Staff there are no recent sales of unregistered securities by the Company that are required to be disclosed in Part II of the Registration Statement.

3.                                      Please update your financial statements and the financial information presented throughout your filing.

Company’s Response:  The Company respectfully advises the Staff that it has updated its financial statements and the financial information presented throughout the Registration Statement.

Summary Consolidated Financial Data, page 12

4.                                      We note the presentation of adjusted net income per common share. Given the nature of the adjustments, please tell us management’s basis for using such a measure as it would appear that the majority of the adjustments would be reflected in pro forma financial information.

Company’s Response:  The Company has revised the disclosure on pages 13, 14 and 15 of the Registration Statement in response to the Staff’s comment.  The Company respectfully advises the Staff that the presentation of net income per common share after giving effect to the offering is useful to investors because the Company believes investors view net income per common share as a primary indicator of the general health of the Company and will want to analyze it on a pro forma basis in connection with any investment in the Company.  The Company believes this measure is informative to investors by providing investors with the ability to compare net income per common share in future periods to historical amounts after giving effect to the offering.

5.                                      Please revise footnote (g) to the reconciliation of EBITDA and adjusted EBITDA to further explain why you have characterized the items identified in the footnote as non-recurring given that they appear in each period presented. Alternatively, please revise your caption to characterize the adjustment as something other than “non-recurring.”

Company’s Response:  The Company has revised the disclosure on pages 16 and 17 of the Registration Statement in response to the Staff’s comment.

Capitalization, page 45

6.                                      Please present your capitalization given the effects of the reorganization separately from the effects of the sale of common stock from this offering.

Company’s Response:  The Company has revised the disclosure on page 46 of the Registration Statement in response to the Staff’s comment.

Dilution, page 46

7.                                      Within your dilution table, please quantify the change in net book value that resulted from the reorganization separately from the effects of the offering.

Company’s Response: The Company has revised the disclosure on page 48 of the Registration Statement in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

8.                                      We refer to your use of the following metrics throughout the prospectus: average hospital client tenure of approximately eight years, average annual revenue retention rate of approximately 94% and average client retention rate of approximately 97%. We note your disclosure on page 54 discussing how you calculate your revenue retention rate. Please also disclose how you calculate average hospital client tenure and average client retention rate. Please also discuss any material limitations or important assumptions associated with these metrics and provide discussion, to the extent material and relevant, of how these metrics correlate with your results of operations.

Company’s Response:  The Company has revised the disclosure on pages 1, 52, 56 and 71 of the Registration Statement in response to the Staff’s comment.  The Company supplementally advises the Staff that the average hospital client tenure metric is not an operating metric the Company uses as an indicator of its results of operations.

9.                                      Please revise your discussion throughout your MD&A to include additional analysis regarding the reasons for material period to period changes. By way of example only, please disclose the reasons behind the increase in volume of sales of patient experience solutions and the timing of payroll accruals and deferred revenue. In addition, please consider revising your discussions of revenues, cost of sales and general administrative periods to include disaggregated information on the components of each of these line items. Given the numerous items currently included in each of these line items, this information may enhance a reader’s ability to see which of the components are driving these line items and to identify related trends between periods.

Company’s Response:  The Company has revised the disclosure to include additional analysis regarding the reasons for material period to period changes in response to the Staff’s comment.  Please see pages 57 through 60 of the Registration Statement.

The Company supplementally advises the Staff that it has not provided disaggregated information on revenues, cost of sales and general administrative components because it does not believe that such information would enhance an investors’ understanding of the business, is material to investors or is disclosed by its competitors.  The Company respectfully submits that its revised discussion regarding the reasons for material period to period changes provides the investor the ability to identify trends and key variables between periods and which of the components are drivers in the Company’s results of operations.

Revenue Retention, page 54

10.                               We note your disclosure of revenue retention as a non-GAAP measure. Please provide additional information as to how the measure is calculated. Given that you use revenue only from clients that were present in both periods, please disclose the amount of revenue included within the metric and the amount excluded, and how you determined to include or exclude amounts.

Company’s Response:  The Company has revised the disclosure on page 55 of the Registration Statement in response to the Staff’s comment.

Property and Equipment, page 63

11.                               Please revise here or elsewhere, as appropriate, to provide a more detailed discussion of your computer software development costs and any other research and development costs to include specific quantification of the amounts incurred and expensed in each period, including where in the income statements they are presented, and the amounts capitalized in each period. Where possible, please describe the activities to which these amounts relate.

Company’s Response:  The Company has revised the disclosure on pages 58, 60 and 64 of the Registration Statement in response to the Staff’s comment.  The Company supplementally advises the Staff that it does not have any other material research and development costs that it believes would be useful to an investor’s understanding of its business.

Principal Stockholders, page 106

12.                               Please revise to disclose the natural person or persons that control the voting and or dispositive power over the funds affiliated with Vestar.

Company’s Response:  The Company has revised the disclosure on page 110 of the Registration Statement in response to the Staff’s comment.

Description of Capital Stock, page 110

13.                               We note your disclosure on page 113 regarding payment of legal fees in certain proceedings. Please disclose whether you intend to apply this provision to potential federal securities law claims arising out of this offering and, if so, include appropriate corresponding risk factor disclosure. We note that a claimant may be obligated to pay if they do not obtain a judgment on the merits that substantially achieves the full remedy or relief sought in the claim. Please disclose the level of recovery required by the plaintiff to avoid payment. Please also expand on your disclosure to specify who is subject to the provision and who is entitled to reimbursement under the provision. In addition, please include corresponding risk factor disclosure about how this provision could possibly discourage shareholder lawsuits that might otherwise benefit the company and its shareholders.

Company’s Response:  The Company has revised the disclosure on pages 40 and 116 of the Registration Statement in response to the Staff’s comment.

Note 11. Pro Forma Balance Sheet, Income and Per share Information (Unaudited), page F-14

14.                               It appears that there are a number of transactions connected with the reorganization and offering. Please tell us, why you have or have not reflected each transaction within your pro forma information. These would include the elimination of the management fee to Vestar, issuance of shares to the equity holders of PG Holdco, issuance of shares subject to RSUs granted, anticipated equity based compensation expense, issuance of shares in this offering, one-time transaction advisory fee to Vestar, planned pay off of the Term Loan and the write-off of the related deferred financing fees.

Company’s Response:  The Company has revised the disclosure on pages F-3, F-7, F-27 and F-28 of the Registration Statement in response to the Staff’s comment to reflect each transaction in our pro forma information.

Audited Consolidated Financial Statements for the years ended December 31, 2013 and 2012

Note 2.  Summary of Significant Accounting Policies, page F-21

15.                               Please revise to disclose your accounting policy for sales and marketing costs.  We note your reference to them on page 80.

Company’s Response: The Company has revised the disclosure on page F-10 of the Registration Statement in response to the Staff’s comment.

Any comments or questions regarding the foregoing should be directed to the undersigned at 617-948-6060.  Thank you in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Peter N. Handrinos

Peter N. Handrinos
of LATHAM & WATKINS LLP

cc:                                Rahul Patel, Securities and Exchange Commission

Devin J. Anderson, PGA Holdings, Inc.

Nathan Ajiashvili, Latham & Watkins LLP

Arthur D. Robinson, Simpson Thacher & Bartlett LLP

Patrick M. Baron, Simpson Thacher & Bartlett LLP